UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 23, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Q3 2020 Results Announcement

30 September 2020

Performance Highlights

Open for business during the COVID-19 pandemic, helping support the economy

COVID-19 support Supporting our customers, clients, communities, and colleagues	●
Provided over 640k payment holidays to customers, c.£25bn of COVID-19 support to UK businesses1 and helped businesses and institutions access global capital markets including underwriting over £1tn of new issuance2 in Q220 and Q320. Also waived c.£100m of interest and fees to customers, and committed to a £100m COVID-19 Community Aid Package

Diversified business model delivered a resilient operating performance Q320 YTD

Despite the pandemic, Barclays delivered a Q320 YTD Group profit before tax of £2.4bn (Q319 YTD: £3.3bn, included a Payment Protection Insurance (PPI) provision of £1.4bn), a return on tangible equity (RoTE) of 3.6% (Q319 YTD: 5.1%), earnings per share (EPS) of 7.6p (Q319 YTD: 10.4p) and a common equity tier 1 (CET1) ratio of 14.6% (December 2019: 13.8%)

Income Diversified income streams with strong Q320 YTD CIB income offsetting challenges in Barclays UK and CC&P	Group income of £16.8bn up 3% versus prior year
	●	Barclays International income of £12.4bn, up 11% versus prior year
		-	Corporate and Investment Bank (CIB) income of £9.8bn, up 24% driven by strong Markets income reflecting wider spreads and market share gains3
		-	Consumer, Cards and Payments (CC&P) income of £2.6bn, down 21% driven by lower balances, margin compression and reduced payments activity
	●	Barclays UK income of £4.7bn down 12% versus prior year reflecting lower interest rates and unsecured lending balances, COVID-19 customer support actions and the removal of certain fees
Credit impairment charges Increased impairment provisioning driving higher coverage ratios across portfolios	Group credit impairment charges increased to £4.3bn (Q319 YTD: £1.4bn) reflecting the impact from revised IFRS 9 scenarios and £0.7bn in respect of single name wholesale loan charges
	●	Impairment coverage ratio for the unsecured consumer lending and wholesale portfolios increased to 12.2% (FY19: 8.1%) and 1.5% (FY19: 0.8%) respectively
Costs4 Improved cost: income ratio	Group operating expenses of £10.0bn down 1% versus prior year
	●	Cost efficiencies and cost discipline contributed to positive cost: income jaws of 4% resulting in an improved cost: income ratio of 59% (Q319 YTD: 62%)
Capital, liquidity and TNAV Strong capital and liquidity position	CET1 ratio of 14.6%, a YTD increase of 80bps
●
The increase over the first nine months of the year reflects profits, regulatory measures and cancellation of the full year 2019 dividend payment, partially offset by a YTD increase in Risk Weighted Assets (RWAs)

	●	Headroom of 3.3% above Maximum Distributable Amount (MDA) hurdle of 11.3%5
	●	The Group liquidity pool was £327bn (December 2019: £211bn) and the liquidity coverage ratio (LCR) was 181% (December 2019: 160%)
	●	Tangible net asset value (TNAV) per share increased to 275p (December 2019: 262p)
Q320 performance
Q320 Barclays UK and CC&P income improved from Q220, whilst CIB remains strong year on year	Q320 Group profit before tax of £1.1bn (Q319: £0.2bn), resulting in a RoTE of 5.1% (Q319: (2.4%)) and EPS of 3.5p (Q319: (1.7p))
	●	Q320 Group income of £5.2bn, down 6% versus prior year
	●	Q320 Barclays International income of £3.8bn, up 1% versus prior year
		-	Q320 CIB income of £2.9bn, up 11% versus prior year driven by a 29% increase in Markets income, but down 12% versus prior quarter
-
Q320 CC&P income of £0.9bn, down 23% versus prior year but up 26% versus prior quarter improved from the Q220 low point reflecting recovery in US cards spend, deposit repricing, UK merchant acquiring volumes, and the non-recurrence of a £100m valuation loss in Barclays’ preference shares in Visa Inc.

	●	Q320 Barclays UK income of £1.6bn, down 16% versus prior year but up 6% versus prior quarter improved from the Q220 low point with Q320 net interest margin (NIM) stable at 2.51% (Q220: 2.48%)
	●	Q320 Group credit impairment charge of £0.6bn, up 32% versus prior year but down 63% versus prior quarter
	●	Q320 Group operating expenses of £3.4bn4, up 3% versus prior year and 2% versus prior quarter
	●	CET1 ratio of 14.6%, an increase of 40bps in Q320 mainly due to lower RWAs

1	Total payment holidays granted as at 30 September 2020, business lending and commercial paper issuance data as at 19 October 2020.
2	Across Equity and Debt Capital Markets.
3
Data source: Coalition, H120 Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

4	Excluding litigation and conduct.
5	Barclays’ MDA hurdle will fluctuate depending on the total RWAs at each reporting period and any future regulatory changes.

Group outlook

Outlook remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic and the outcome of Brexit negotiations	Income
	●	Certain headwinds to income in Barclays UK are expected to persist in 2021 including the low interest rate environment
	●	The drivers of CC&P income are showing signs of recovery but the outlook remains uncertain
	●	After a strong Q320 YTD CIB performance driven by Markets, the franchise is well positioned for the future
Impairment
●
Provided macroeconomic assumptions remain consistent with expectations, we expect the H220 impairment charge to be materially below that of H120 and it is likely that the full year 2021 impairment charge will be below that of 2020

Costs
●
The Group expects FY20 costs, excluding litigation and conduct, to be broadly flat versus FY19. However, the Group will be evaluating actions to reduce structural costs, which could result in additional charges, the timing and size of which remain to be determined

Capital
●
The Group remains in a strong capital position and is confident of its capital generation capacity over time, acknowledging likely headwinds to the CET1 ratio from procyclical effects on RWAs and reduced benefit from transitional relief on IFRS 9 impairment

	●	The Board recognises the importance of capital returns to shareholders and will provide an update on its policy and dividends at FY20 results

Barclays Group results
for the nine months ended	30.09.20	30.09.19
	£m	£m	% Change
Total income	16,825	16,331	3
Credit impairment charges	(4,346)	(1,389)
Net operating income	12,479	14,942	(16)
Operating expenses	(9,954)	(10,051)	1
Litigation and conduct	(106)	(1,682)	94
Total operating expenses	(10,060)	(11,733)	14
Other net income	-	51
Profit before tax	2,419	3,260	(26)
Tax charge	(441)	(814)	46
Profit after tax	1,978	2,446	(19)
Non-controlling interests	(41)	(38)	(8)
Other equity instrument holders	(631)	(628)	-
Attributable profit	1,306	1,780	(27)

Performance measures
Return on average tangible shareholders' equity	3.6%	5.1%
Average tangible shareholders' equity (£bn)	48.5	46.6
Cost: income ratio	60%	72%
Loan loss rate (bps)	164	53
Basic earnings per share	7.6p	10.4p
Dividend per share	-	3.0p

Performance measures excluding litigation and conduct1
Profit before tax	2,525	4,942	(49)
Attributable profit	1,378	3,391	(59)
Return on average tangible shareholders' equity	3.8%	9.7%
Cost: income ratio	59%	62%
Basic earnings per share	8.0p	19.7p

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	344.4	339.1	345.1
Deposits at amortised cost	494.6	415.8	420.6
Tangible net asset value per share	275p	262p	274p
Common equity tier 1 ratio	14.6%	13.8%	13.4%
Common equity tier 1 capital	45.5	40.8	41.9
Risk weighted assets	310.7	295.1	313.3
Average UK leverage ratio	5.1%	4.5%	4.6%
UK leverage ratio	5.2%	5.1%	4.8%

Funding and liquidity
Group liquidity pool (£bn)	327	211	226
Liquidity coverage ratio	181%	160%	151%
Loan: deposit ratio	70%	82%	82%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.
2	Refer to pages 29 to 35 for further information on how capital, RWAs and leverage are calculated.

Group Chief Executive Officer’s Review

“In this historically challenging year for our customers and clients we have continued to provide huge support to help people through the social and economic impact of the COVID-19 pandemic. This remains a priority, alongside maintaining the financial integrity of the firm and keeping our colleagues safe.

For customers, we have provided over 640,000 payment holidays globally1, and this is in addition to some £100m of income foregone in the form of waived overdraft interest and banking charges for our UK customers and business banking clients.

We have now delivered some £25bn through the government support measures to UK businesses.1 This includes 296,000 Bounce Back Loans totalling £9.2bn, around £3bn under the CBILS programmes2, and £12.4bn through the Covid Corporate Financing Facility.1 In addition, we have helped businesses and institutions to access global capital markets, including underwriting over £1tn of new issuance in Q220 and Q320.3

Our £100m Community Aid Package is making a positive difference for thousands of people via hundreds of charities we have supported which are mitigating the impact of COVID-19, including donations to NHS hospital charities, Age UK and Mind.

This support is made partly possible because we have a resilient and diversified business model which means we remain profitable as we weather this crisis, with strong income performance in our CIB more than offsetting headwinds in our consumer businesses.

In the first nine months Group income increased 3% to £16.8bn with pre-provision profits4 increasing 9% to £6.9bn.

Our impairment charges now total £4.3bn, with an additional £608m taken in Q320, a figure down 63% on the previous quarter. We expect the impairment charge in the second half of the year to be materially lower than the first half.

Group profit before tax for the first nine months was £2.4bn, with the Group remaining profitable in each quarter so far.

In Barclays International, CIB income increased 24% to £9.8bn with Markets income up 52% mainly reflecting wider spreads and market share gains.5 Profit before tax in the CIB increased 25% to £3.2bn.

Our CC&P business returned to profitability in the third quarter with profit before tax of £165m, reducing the year to date loss before tax to £449m, which included impairment charges of £1.5bn.

Barclays UK also returned to profitability in the third quarter, with profit before tax of £196m, as economic activity recovered from the spring low point and impairment charges reduced. For the first nine months Barclays UK delivered profit before tax of £264m. Income headwinds in Barclays UK are expected to persist into 2021 including the low interest rate environment.

Group costs excluding litigation and conduct are down 1% at £10.0bn, resulting in positive cost to income jaws of 4%, and an improved cost to income ratio of 59%.

Group RoTE was 3.6% including 10.5% for the CIB; and 2.2% for Barclays UK. The Group generated EPS of 7.6 pence.

In the third quarter Group income was £5.2bn and Group profit before tax increased to £1.1bn due to the non-recurrence of the 2019 PPI provision.

Our CET1 ratio increased 40bps in the quarter to 14.6%, more than 300 basis points above our regulatory minimum. The Board recognises the importance of capital returns to shareholders and will provide an update on its policy and dividends at full year results.”

James E Staley, Group Chief Executive Officer

1	Total payment holidays granted as at 30 September 2020, business lending and commercial paper issuance data as at 19 October 2020.
2	The Coronavirus Business Interruption Loan Scheme (CBILS) and the Coronavirus Large Business Interruption Loan Scheme programmes (together the CBILS programmes).
3	Across Equity and Debt Capital Markets.
4	Excluding litigation and conduct.
5
Data source: Coalition, H120 Competitor Analysis Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

Group Finance Director’s Review

Group performance

●	Statutory RoTE was 3.6% (Q319 YTD: 5.1%) and statutory EPS was 7.6p (Q319 YTD: 10.4p)
●
Profit before tax was £2,419m (Q319 YTD: £3,260m). Excluding litigation and conduct, profit before tax was £2,525m (Q319 YTD: £4,942m), as positive operating leverage from a 3% increase in income and 1% reduction in operating expenses was offset by materially higher credit impairment charges

●	Pre-provision profits1 increased 9% to £6,871m, benefitting from the Group’s diversified business model, as strong performance in CIB more than offset income headwinds in Barclays UK and CC&P
●	Total income increased 3% to £16,825m. Barclays UK income decreased 12%. Barclays International income increased 11%, with CIB income up 24% and CC&P income down 21%
●
Credit impairment charges increased to £4,346m (Q319 YTD: £1,389m). This increase was primarily driven by the impact from revised IFRS 9 scenarios (the “COVID-19 scenarios”) reflecting forecast deterioration in macroeconomic variables (including a prolonged period of heightened UK and US unemployment), partially offset by the estimated impact of central bank, government and other support measures, and £746m in respect of single name wholesale loan charges in CIB

●
Operating expenses decreased 1% to £9,954m reflecting cost efficiencies and continued cost discipline in the current environment. The Group delivered positive cost: income jaws of 4% which resulted in the Group cost: income ratio, excluding litigation and conduct, reducing to 59% (Q319 YTD: 62%)

●
The effective tax rate was 18.2% (Q319 YTD: 25.0%). This reflects the tax benefit recognised for a re-measurement of UK deferred tax assets as a result of the UK corporation tax rate being maintained at 19%. The Group’s effective tax rate for the full year is expected to be around 20%, excluding litigation and conduct

●
Attributable profit was £1,306m (Q319 YTD: £1,780m). Excluding litigation and conduct, attributable profit was £1,378m (Q319 YTD: £3,391m), generating a RoTE of 3.8% (Q319 YTD: 9.7%) and EPS of 8.0p (Q319 YTD: 19.7p)

●
Total assets increased to £1,422bn (December 2019: £1,140bn), primarily due to a £91bn increase in cash and balances at central banks, £67bn increase in derivative assets and £50bn increase in financial assets at fair value through the income statement. This is due to the low interest rate environment, increased client activity and the appreciation of period end USD against GBP

●
Loans and advances at amortised cost increased by £5bn to £344bn, which reflects the £9.7bn of lending under the government backed Bounce Back Loan Scheme (BBLS) and the CBILS which Barclays UK has provided to support businesses through the COVID-19 pandemic and £3.2bn of mortgage growth. This was partially offset by lower card balances

●	Deposits at amortised cost increased by £79bn to £495bn, primarily due to CIB clients increasing liquidity, lower consumer spending levels and precautionary balance build
●	TNAV per share increased to 275p (December 2019: 262p) reflecting 7.6p of statutory EPS and positive reserve movements, including retirement benefit re-measurements and currency translation reserves

Barclays UK

●
Profit before tax, excluding litigation and conduct, was £300m (Q319 YTD: £1,899m). RoTE was 2.5% (Q319 YTD: 17.2%) reflecting a challenging operating environment and materially higher credit impairment charges

●	Total income decreased 12% to £4,721m. Net interest income reduced 11% to £3,917m with a NIM of 2.63% (Q319 YTD: 3.10%). Net fee, commission and other income decreased 18% to £804m
-
Personal Banking income decreased 11% to £2,627m, reflecting deposit margin compression, COVID-19 customer support actions, and lower unsecured lending balances, partially offset by deposit balance growth and transfer of Barclays Partner Finance (BPF) from Barclays International in Q220

-
Barclaycard Consumer UK income decreased 20% to £1,165m as reduced borrowing and spend levels by customers resulted in a lower level of interest earning lending (IEL) balances, as well as planned lower debt sales

-
Business Banking income decreased 6% to £929m due to deposit margin compression, lower transactional fee volumes as a result of COVID-19 and related customer support actions, partially offset by balance growth

●
Credit impairment charges increased to £1,297m (Q319 YTD: £522m) reflecting forecast deterioration in macroeconomic variables in the COVID-19 scenarios, partially offset by the estimated impact of central bank, government and other support measures. As at 30 September 2020, 30 and 90 day arrears rates in UK cards were 1.7% (Q319: 1.7%) and 0.8% (Q319: 0.8%) respectively

●	Operating expenses increased 5% to £3,136m as efficiency savings were more than offset by higher servicing and financial assistance costs, as well as the transfer of BPF and further investment
●
Loans and advances to customers at amortised cost increased 5% to £203.9bn predominantly through £9.7bn of BBLS and CBILS lending, £3.2bn of mortgage growth and the £2.2bn transfer of BPF, partially offset by £4.0bn lower UK cards balances

●	Customer deposits at amortised cost increased 13% to £232.0bn due to lower customer spending and precautionary balance build
●	RWAs increased to £76.2bn (December 2019: £74.9bn) driven by the transfer of BPF and growth in mortgages, partially offset by a reduction in consumer loans

1	Excluding litigation and conduct.

Barclays International

●
Profit before tax, excluding litigation and conduct, decreased 19% to £2,833m with a RoTE of 7.6% (Q319 YTD: 10.4%), reflecting a RoTE of 10.5% (Q319 YTD: 9.3%) in CIB and (9.9)% (Q319 YTD: 15.8%) in CC&P

●	Total income increased to £12,435m (Q319 YTD: £11,223m)
	-	CIB income increased 24% to £9,838m
-
Markets income of £6,255m (Q319 YTD: £4,116m) was the best ever Q3 YTD on a comparable basis1 reflecting an increase in market share in the first half of the year2. FICC income increased 64% to £4,326m driven by strong performances in macro and credit, mainly reflecting wider spreads. Equities income increased 31% to £1,929m driven by derivatives and cash due to higher levels of client activity and volatility

-
Banking fees income increased 1% to £1,977m as a strong performance in equity and debt capital markets, representing the best ever Q3 YTD on a comparable basis for these businesses1, was offset by lower fee income in advisory which was impacted by a reduced fee pool3

-
Within Corporate, Transaction banking income decreased 6% to £1,202m as deposit balance growth was more than offset by margin compression. Corporate lending income decreased by 28% to £404m reflecting c.£210m of losses on fair value lending positions and on mark-to-market and carry costs on related hedges in Q320 YTD

-
CC&P income decreased 21% to £2,597m as the impacts of the COVID-19 pandemic resulted in lower balances on co-branded cards, margin compression and reduced payments activity. Q220 included a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

●	Credit impairment charges increased to £2,989m (Q319 YTD: £844m)
-
CIB credit impairment charges increased to £1,507m (Q319 YTD: £127m), reflecting £746m in respect of single name wholesale loan charges and the impact from updates to forecast macroeconomic variables, partially offset by the estimated impact of central bank, government and other support measures

-
CC&P credit impairment charges increased to £1,482m (Q319 YTD: £717m) reflecting the impact from updates to forecast macroeconomic variables, partially offset by the estimated impact of central bank, government and other support measures. As at 30 September 2020, 30 and 90 day arrears in US cards were 2.3% (Q319: 2.6%) and 1.1% (Q319: 1.3%) respectively

●	Operating expenses decreased 4% to £6,632m
	-	CIB operating expenses decreased 2% to £5,086m due to cost efficiencies and discipline in the current environment
	-	CC&P operating expenses decreased 11% to £1,546m reflecting cost efficiencies, lower marketing spend due to the impacts of the COVID-19 pandemic and transfer of BPF to Barclays UK in Q220
●	RWAs increased to £224.7bn (December 2019: £209.2bn) primarily due to increased market volatility, client activity and a reduction in credit quality within CIB, partially offset by lower CC&P balances

1	Period covering Q114 – Q320. Pre 2014 financials were not restated following re-segmentation in Q116.
2
Data source: Coalition, H120 Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

3	Data source: Dealogic for the period covering 1 January to 30 September 2020.

Head Office

●	Loss before tax, excluding litigation and conduct, was £608m (Q319 YTD: £465m)
●
Total income was an expense of £331m (Q319 YTD: £286m), which included treasury items and hedge accounting, mark-to-market losses on legacy investments and funding costs of legacy capital instruments, partially offset by the recognition of dividends on Barclays’ stake in Absa Group Limited

●
Credit impairment charges increased to £60m (Q319 YTD: £23m) due to impacts from the COVID-19 scenarios on the Italian home loan portfolio, partially offset by the estimated impact of central bank, government and other support measures

●	Operating expenses were £186m (Q319 YTD: £155m), which included £73m of charitable donations from Barclays’ COVID-19 Community Aid Package
●	Other net expenses were £31m (Q319 YTD: £1m), which included a fair value loss on an investment in an associate
●	RWAs decreased to £9.8bn (December 2019: £11.0bn) driven by the reduction in value of Barclays’ stake in Absa Group Limited

Group capital and leverage

●	The CET1 ratio increased to 14.6% (December 2019: 13.8%)
-
CET1 capital increased by £4.7bn to £45.5bn reflecting resilient capital generation through £6.3bn of profits after tax, excluding credit impairment charges and a £1.0bn increase due to the cancellation of the full year 2019 dividend. The CET1 capital increase also reflects new regulatory measures implemented in June 2020 for IFRS 9 transitional relief and prudent valuation

	-	RWAs increased by £15.6bn to £310.7bn primarily due to higher market volatility and client activity within CIB as well as a reduction in credit quality, partially offset by lower consumer lending
●
The average UK leverage ratio increased to 5.1% (December 2019: 4.5%) primarily driven by the increase in CET1 capital. The average leverage exposure decreased by £32bn to £1,111bn (December 2019: £1,143bn) largely driven by the Prudential Regulation Authority’s (PRA) early adoption of CRR II settlement netting

Group funding and liquidity

●
The liquidity pool was £327bn (December 2019: £211bn) and the LCR remained significantly above the 100% regulatory requirement at 181% (December 2019: 160%), equivalent to a surplus of £143bn (December 2019: £78bn). The increase in the liquidity pool, LCR and surplus is driven by a 19% growth in customer deposits and actions to maintain a prudent funding and liquidity position in the current environment

●
Wholesale funding outstanding, excluding repurchase agreements, was £175.3bn (December 2019: £147.1bn). The Group issued £6.6bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year to date. The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 32.8% as at 30 September 2020 (December 2019: 31.2%) relative to an estimated requirement (including requisite buffers) of c.29.9% by 1 January 2022

Other matters

●
As at 30 September 2020, the Group held a provision of £300m relating to PPI. Since the provision increase to £1.4bn in Q319, 96% of the items outstanding as at 30 September 2019 have been resolved (including invalid items and claims from the Official Receiver with whom we reached an agreement in Q320). Observations from these resolved complaints continue to support the provision level

Group outlook and targets

Outlook remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic and the outcome of Brexit negotiations

Income
● Certain headwinds to income in Barclays UK are expected to persist in 2021 including the low interest rate environment
● The drivers of CC&P income are showing signs of recovery but the outlook remains uncertain
● After a strong Q320 YTD CIB performance driven by Markets, the franchise is well positioned for the future
Impairment
●
Provided macroeconomic assumptions remain consistent with expectations, we expect the H220 impairment charge to be materially below that of H120 and it is likely that the full year 2021 impairment charge will be below that of 2020

Costs
●
The Group expects FY20 costs, excluding litigation and conduct, to be broadly flat versus FY19. However, the Group will be evaluating actions to reduce structural costs, which could result in additional charges, the timing and size of which remain to be determined

Capital
●
The Group remains in a strong capital position and is confident of its capital generation capacity over time, acknowledging likely headwinds to the CET1 ratio from procyclical effects on RWAs and reduced benefit from transitional relief on IFRS 9 impairment

● The Board recognises the importance of capital returns to shareholders and will provide an update on its policy and dividends at FY20 results
Targets
●
The Group continues to target a RoTE of >10%1 and cost: income ratio of <60% over time, but targets remain subject to change depending on the evolution and persistence of the COVID-19 pandemic and the outcome of Brexit negotiations

Tushar Morzaria, Group Finance Director

1	Excluding litigation and conduct.

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.20	30.09.19
Income statement information	£m	£m	% Change
Net interest income	3,917	4,410	(11)
Net fee, commission and other income	804	984	(18)
Total income	4,721	5,394	(12)
Credit impairment charges	(1,297)	(522)
Net operating income	3,424	4,872	(30)
Operating expenses	(3,136)	(2,973)	(5)
Litigation and conduct	(36)	(1,524)	98
Total operating expenses	(3,172)	(4,497)	29
Other net income	12	-
Profit before tax	264	375	(30)
Attributable profit/(loss)	165	(157)

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	203.9	193.7	193.2
Total assets	294.5	257.8	257.9
Customer deposits at amortised cost	232.0	205.5	203.3
Loan: deposit ratio	91%	96%	97%
Risk weighted assets	76.2	74.9	76.8
Period end allocated tangible equity	10.0	10.3	10.4

	Nine months ended	Nine months ended
Performance measures	30.09.20	30.09.19
Return on average allocated tangible equity	2.2%	(2.0%)
Average allocated tangible equity (£bn)	10.2	10.4
Cost: income ratio	67%	83%
Loan loss rate (bps)	81	35
Net interest margin	2.63%	3.10%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	300	1,899	(84)
Attributable profit	190	1,332	(86)
Return on average allocated tangible equity	2.5%	17.2%
Cost: income ratio	66%	55%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.20	30.09.19
Analysis of total income	£m	£m	% Change
Personal Banking	2,627	2,945	(11)
Barclaycard Consumer UK	1,165	1,459	(20)
Business Banking	929	990	(6)
Total income	4,721	5,394	(12)

Analysis of credit impairment charges
Personal Banking	(312)	(124)
Barclaycard Consumer UK	(803)	(364)
Business Banking	(182)	(34)
Total credit impairment charges	(1,297)	(522)

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	155.7	151.9	150.1
Barclaycard Consumer UK	10.7	14.7	14.9
Business Banking	37.5	27.1	28.2
Total loans and advances to customers at amortised cost	203.9	193.7	193.2

Analysis of customer deposits at amortised cost
Personal Banking	173.2	159.2	157.9
Barclaycard Consumer UK	0.1	-	-
Business Banking	58.7	46.3	45.4
Total customer deposits at amortised cost	232.0	205.5	203.3

Barclays International	Nine months ended	Nine months ended
	30.09.20	30.09.19
Income statement information	£m	£m	% Change
Net interest income	2,668	2,976	(10)
Net trading income	5,548	3,270	70
Net fee, commission and other income	4,219	4,977	(15)
Total income	12,435	11,223	11
Credit impairment charges	(2,989)	(844)
Net operating income	9,446	10,379	(9)
Operating expenses	(6,632)	(6,923)	4
Litigation and conduct	(39)	(30)	(30)
Total operating expenses	(6,671)	(6,953)	4
Other net income	19	52	(63)
Profit before tax	2,794	3,478	(20)
Attributable profit	1,779	2,419	(26)

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	128.0	132.8	138.1
Trading portfolio assets	122.3	113.3	119.4
Derivative financial instrument assets	295.9	228.9	286.0
Financial assets at fair value through the income statement	178.2	128.4	158.0
Cash collateral and settlement balances	121.8	79.4	112.5
Other assets	261.7	178.6	195.6
Total assets	1,107.9	861.4	1,009.6
Deposits at amortised cost	262.4	210.0	217.6
Derivative financial instrument liabilities	293.3	228.9	283.3
Loan: deposit ratio	49%	63%	63%
Risk weighted assets	224.7	209.2	223.1
Period end allocated tangible equity	30.5	29.6	31.4

	Nine months ended	Nine months ended
Performance measures	30.09.20	30.09.19
Return on average allocated tangible equity	7.5%	10.3%
Average allocated tangible equity (£bn)	31.8	31.2
Cost: income ratio	54%	62%
Loan loss rate (bps)	300	80
Net interest margin	3.71%	4.00%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	2,833	3,508	(19)
Attributable profit	1,808	2,445	(26)
Return on average allocated tangible equity	7.6%	10.4%
Cost: income ratio	53%	62%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.20	30.09.19
Income statement information	£m	£m	% Change
FICC	4,326	2,638	64
Equities	1,929	1,478	31
Markets	6,255	4,116	52
Advisory	329	574	(43)
Equity capital markets	369	273	35
Debt capital markets	1,279	1,108	15
Banking fees	1,977	1,955	1
Corporate lending	404	563	(28)
Transaction banking	1,202	1,283	(6)
Corporate	1,606	1,846	(13)
Total income	9,838	7,917	24
Credit impairment charges	(1,507)	(127)
Net operating income	8,331	7,790	7
Operating expenses	(5,086)	(5,191)	2
Litigation and conduct	(6)	(30)	80
Total operating expenses	(5,092)	(5,221)	2
Other net income	4	27	(85)
Profit before tax	3,243	2,596	25
Attributable profit	2,141	1,787	20

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	96.8	92.0	95.8
Trading portfolio assets	122.2	113.3	119.3
Derivative financial instrument assets	295.9	228.8	286.0
Financial assets at fair value through the income statement	177.9	127.7	157.3
Cash collateral and settlement balances	121.0	78.5	111.6
Other assets	228.9	155.3	171.5
Total assets	1,042.7	795.6	941.5
Deposits at amortised cost	195.6	146.2	152.1
Derivative financial instrument liabilities	293.2	228.9	283.2
Risk weighted assets	193.3	171.5	184.9

	Nine months ended	Nine months ended
Performance measures	30.09.20	30.09.19
Return on average allocated tangible equity	10.5%	9.2%
Average allocated tangible equity (£bn)	27.2	25.9
Cost: income ratio	52%	66%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	3,249	2,626	24
Attributable profit	2,145	1,813	18
Return on average allocated tangible equity	10.5%	9.3%
Cost: income ratio	52%	66%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.20	30.09.19
Income statement information	£m	£m	% Change
Net interest income	1,694	2,105	(20)
Net fee, commission, trading and other income	903	1,201	(25)
Total income	2,597	3,306	(21)
Credit impairment charges	(1,482)	(717)
Net operating income	1,115	2,589	(57)
Operating expenses	(1,546)	(1,732)	11
Litigation and conduct	(33)	-
Total operating expenses	(1,579)	(1,732)	9
Other net income	15	25	(40)
(Loss)/profit before tax	(449)	882
Attributable (loss)/profit	(362)	632

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	31.2	40.8	42.3
Total assets	65.2	65.8	68.1
Deposits at amortised cost	66.8	63.8	65.5
Risk weighted assets	31.4	37.7	38.2

	Nine months ended	Nine months ended
Performance measures	30.09.20	30.09.19
Return on average allocated tangible equity	(10.6%)	15.8%
Average allocated tangible equity (£bn)	4.6	5.3
Cost: income ratio	61%	52%
Loan loss rate (bps)	577	213

Performance measures excluding litigation and conduct1	£m	£m	% Change
(Loss)/profit before tax	(416)	882
Attributable (loss)/profit	(337)	632
Return on average allocated tangible equity	(9.9%)	15.8%
Cost: income ratio	60%	52%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Head Office	Nine months ended	Nine months ended
	30.09.20	30.09.19
Income statement information	£m	£m	% Change
Net interest income	(307)	(323)	5
Net fee, commission and other income	(24)	37
Total income	(331)	(286)	(16)
Credit impairment charges	(60)	(23)
Net operating income	(391)	(309)	(27)
Operating expenses	(186)	(155)	(20)
Litigation and conduct	(31)	(128)	76
Total operating expenses	(217)	(283)	23
Other net expenses	(31)	(1)
Loss before tax	(639)	(593)	(8)
Attributable loss	(638)	(482)	(32)

	As at 30.09.20	As at 31.12.19	As at 30.09.19
Balance sheet information	£bn	£bn	£bn
Total assets	19.3	21.0	22.9
Risk weighted assets	9.8	11.0	13.4
Period end allocated tangible equity	7.1	5.6	5.5

	Nine months ended	Nine months ended
Performance measures	30.09.20	30.09.19
Average allocated tangible equity (£bn)	6.5	5.0

Performance measures excluding litigation and conduct1	£m	£m	% Change
Loss before tax	(608)	(465)	(31)
Attributable loss	(620)	(386)	(61)

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results Summary

Barclays Group
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,055	1,892	2,331	2,344	2,445	2,360	2,258	2,296
Net fee, commission and other income	3,149	3,446	3,952	2,957	3,096	3,178	2,994	2,777
Total income	5,204	5,338	6,283	5,301	5,541	5,538	5,252	5,073
Credit impairment charges	(608)	(1,623)	(2,115)	(523)	(461)	(480)	(448)	(643)
Net operating income	4,596	3,715	4,168	4,778	5,080	5,058	4,804	4,430
Operating costs	(3,391)	(3,310)	(3,253)	(3,308)	(3,293)	(3,501)	(3,257)	(3,624)
UK bank levy	-	-	-	(226)	-	-	-	(269)
Operating expenses	(3,391)	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)	(3,893)
Guaranteed Minimum Pensions (GMP) charge	-	-	-	-	-	-	-	(140)
Litigation and conduct	(76)	(20)	(10)	(167)	(1,568)	(53)	(61)	(60)
Total operating expenses	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)
Other net income/(expenses)	18	(26)	8	20	27	27	(3)	37
Profit before tax	1,147	359	913	1,097	246	1,531	1,483	374
Tax charge	(328)	(42)	(71)	(189)	(269)	(297)	(248)	(75)
Profit/(loss) after tax	819	317	842	908	(23)	1,234	1,235	299
Non-controlling interests	(4)	(21)	(16)	(42)	(4)	(17)	(17)	(83)
Other equity instrument holders	(204)	(206)	(221)	(185)	(265)	(183)	(180)	(230)
Attributable profit/(loss)	611	90	605	681	(292)	1,034	1,038	(14)

Performance measures
Return on average tangible shareholders' equity	5.1%	0.7%	5.1%	5.9%	(2.4%)	9.0%	9.2%	(0.1%)
Average tangible shareholders' equity (£bn)	48.3	50.2	47.0	46.4	48.4	46.2	45.2	44.3
Cost: income ratio	67%	62%	52%	70%	88%	64%	63%	81%
Loan loss rate (bps)	69	179	223	60	52	56	54	77
Basic earnings/(loss) per share	3.5p	0.5p	3.5p	3.9p	(1.7p)	6.0p	6.1p	(0.1p)

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,223	379	923	1,264	1,814	1,584	1,544	434
Attributable profit	668	106	604	803	1,233	1,074	1,084	48
Return on average tangible shareholders' equity	5.5%	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%	0.4%
Cost: income ratio	65%	62%	52%	67%	59%	63%	62%	79%
Basic earnings per share	3.9p	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p	0.3p

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	344.4	354.9	374.1	339.1	345.1	339.3	330.7	326.4
Total assets	1,421.7	1,385.1	1,444.3	1,140.2	1,290.4	1,232.8	1,193.5	1,133.3
Deposits at amortised cost	494.6	466.9	470.7	415.8	420.6	413.6	412.7	394.8
Tangible net asset value per share	275p	284p	284p	262p	274p	275p	266p	262p
Common equity tier 1 ratio	14.6%	14.2%	13.1%	13.8%	13.4%	13.4%	13.0%	13.2%
Common equity tier 1 capital	45.5	45.4	42.5	40.8	41.9	42.9	41.4	41.1
Risk weighted assets	310.7	319.0	325.6	295.1	313.3	319.1	319.7	311.9
Average UK leverage ratio	5.1%	4.7%	4.5%	4.5%	4.6%	4.7%	4.6%	4.5%
Average UK leverage exposure	1,111.1	1,148.7	1,176.2	1,142.8	1,171.2	1,134.6	1,105.5	1,110.0
UK leverage ratio	5.2%	5.2%	4.5%	5.1%	4.8%	5.1%	4.9%	5.1%
UK leverage exposure	1,095.1	1,071.1	1,178.7	1,007.7	1,099.8	1,079.4	1,065.0	998.6

Funding and liquidity
Group liquidity (£bn)	327	298	237	211	226	238	232	227
Liquidity coverage ratio	181%	186%	155%	160%	151%	156%	160%	169%
Loan: deposit ratio	70%	76%	79%	82%	82%	82%	80%	83%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.
2	Refer to pages 29 to 35 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,280	1,225	1,412	1,478	1,503	1,438	1,469	1,513
Net fee, commission and other income	270	242	292	481	343	333	308	350
Total income	1,550	1,467	1,704	1,959	1,846	1,771	1,777	1,863
Credit impairment charges	(233)	(583)	(481)	(190)	(101)	(230)	(191)	(296)
Net operating income	1,317	884	1,223	1,769	1,745	1,541	1,586	1,567
Operating costs	(1,095)	(1,018)	(1,023)	(1,023)	(952)	(1,022)	(999)	(1,114)
UK bank levy	-	-	-	(41)	-	-	-	(46)
Operating expenses	(1,095)	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)	(1,160)
Litigation and conduct	(25)	(6)	(5)	(58)	(1,480)	(41)	(3)	(15)
Total operating expenses	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)
Other net (expenses)/income	(1)	13	-	-	-	(1)	1	(2)
Profit/(loss) before tax	196	(127)	195	647	(687)	477	585	390
Attributable profit/loss	113	(123)	175	438	(907)	328	422	241

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	203.9	202.0	195.7	193.7	193.2	189.1	187.5	187.6
Total assets	294.5	287.6	267.5	257.8	257.9	259.0	253.1	249.7
Customer deposits at amortised cost	232.0	225.7	207.5	205.5	203.3	200.9	197.3	197.3
Loan: deposit ratio	91%	92%	96%	96%	97%	97%	96%	96%
Risk weighted assets	76.2	77.9	77.7	74.9	76.8	76.2	76.6	75.2
Period end allocated tangible equity	10.0	10.3	10.3	10.3	10.4	10.3	10.5	10.2

Performance measures
Return on average allocated tangible equity	4.5%	(4.8%)	6.9%	17.0%	(34.9%)	12.7%	16.3%	9.6%
Average allocated tangible equity (£bn)	10.1	10.3	10.1	10.3	10.4	10.3	10.4	10.1
Cost: income ratio	72%	70%	60%	57%	132%	60%	56%	63%
Loan loss rate (bps)	43	111	96	38	20	47	40	61
Net interest margin	2.51%	2.48%	2.91%	3.03%	3.10%	3.05%	3.18%	3.20%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	221	(121)	200	705	793	518	588	405
Attributable profit/(loss)	130	(118)	178	481	550	358	424	253
Return on average allocated tangible equity	5.2%	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%	10.1%
Cost: income ratio	71%	69%	60%	54%	52%	58%	56%	62%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	833	826	968	1,064	1,035	946	964	998
Barclaycard Consumer UK	362	367	436	533	472	497	490	522
Business Banking	355	274	300	362	339	328	323	343
Total income	1,550	1,467	1,704	1,959	1,846	1,771	1,777	1,863

Analysis of credit impairment (charges)/releases
Personal Banking	(48)	(130)	(134)	(71)	(36)	(36)	(52)	(44)
Barclaycard Consumer UK	(106)	(396)	(301)	(108)	(49)	(175)	(140)	(250)
Business Banking	(79)	(57)	(46)	(11)	(16)	(19)	1	(2)
Total credit impairment charges	(233)	(583)	(481)	(190)	(101)	(230)	(191)	(296)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	155.7	154.9	153.4	151.9	150.1	147.3	145.9	146.0
Barclaycard Consumer UK	10.7	11.5	13.6	14.7	14.9	15.1	15.0	15.3
Business Banking	37.5	35.6	28.7	27.1	28.2	26.7	26.6	26.3
Total loans and advances to customers at amortised cost	203.9	202.0	195.7	193.7	193.2	189.1	187.5	187.6

Analysis of customer deposits at amortised cost
Personal Banking	173.2	169.6	161.4	159.2	157.9	156.3	154.1	154.0
Barclaycard Consumer UK	0.1	0.1	-	-	-	-	-	-
Business Banking	58.7	56.0	46.1	46.3	45.4	44.6	43.2	43.3
Total customer deposits at amortised cost	232.0	225.7	207.5	205.5	203.3	200.9	197.3	197.3

Barclays International
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	823	847	998	965	1,059	1,017	900	984
Net trading income	1,528	1,660	2,360	929	1,110	1,016	1,144	837
Net fee, commission and other income	1,430	1,503	1,286	1,558	1,581	1,870	1,526	1,400
Total income	3,781	4,010	4,644	3,452	3,750	3,903	3,570	3,221
Credit impairment charges	(370)	(1,010)	(1,609)	(329)	(352)	(247)	(245)	(354)
Net operating income	3,411	3,000	3,035	3,123	3,398	3,656	3,325	2,867
Operating costs	(2,227)	(2,186)	(2,219)	(2,240)	(2,282)	(2,435)	(2,206)	(2,441)
UK bank levy	-	-	-	(174)	-	-	-	(210)
Operating expenses	(2,227)	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)
Litigation and conduct	(28)	(11)	-	(86)	-	(11)	(19)	(33)
Total operating expenses	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)
Other net income	9	4	6	17	21	13	18	32
Profit before tax	1,165	807	822	640	1,137	1,223	1,118	215
Attributable profit/(loss)	782	468	529	397	799	832	788	(21)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	128.0	138.1	167.0	132.8	138.1	134.8	130.9	127.2
Trading portfolio assets	122.3	109.5	101.6	113.3	119.4	120.0	117.2	104.0
Derivative financial instrument assets	295.9	306.8	341.5	228.9	286.0	243.8	217.3	222.1
Financial assets at fair value through the income statement	178.2	154.3	188.4	128.4	158.0	154.7	153.5	144.7
Cash collateral and settlement balances	121.8	130.8	153.2	79.4	112.5	101.3	97.8	74.3
Other assets	261.7	236.3	201.5	178.6	195.6	196.8	202.3	189.8
Total assets	1,107.9	1,075.8	1,153.2	861.4	1,009.6	951.4	919.0	862.1
Deposits at amortised cost	262.4	241.2	263.3	210.0	217.6	212.0	215.5	197.2
Derivative financial instrument liabilities	293.3	307.6	338.8	228.9	283.3	243.0	213.5	219.6
Loan: deposit ratio	49%	57%	63%	63%	63%	64%	61%	65%
Risk weighted assets	224.7	231.2	237.9	209.2	223.1	214.8	216.1	210.7
Period end allocated tangible equity	30.5	31.6	33.1	29.6	31.4	30.2	30.6	29.9

Performance measures
Return on average allocated tangible equity	10.2%	5.6%	6.8%	5.1%	9.9%	10.7%	10.4%	(0.3%)
Average allocated tangible equity (£bn)	30.6	33.5	31.2	30.9	32.2	31.1	30.5	31.3
Cost: income ratio	60%	55%	48%	72%	61%	63%	62%	83%
Loan loss rate (bps)	112	284	377	96	99	72	73	107
Net interest margin	3.79%	3.43%	3.93%	4.29%	4.10%	3.91%	3.99%	3.98%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,193	818	822	726	1,137	1,234	1,137	248
Attributable profit	803	476	529	461	801	840	804	13
Return on average allocated tangible equity	10.5%	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%	0.2%
Cost: income ratio	59%	55%	48%	70%	61%	62%	62%	82%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,000	1,468	1,858	726	816	920	902	570
Equities	691	674	564	409	494	517	467	375
Markets	1,691	2,142	2,422	1,135	1,310	1,437	1,369	945
Advisory	90	84	155	202	221	221	132	242
Equity capital markets	122	185	62	56	86	104	83	53
Debt capital markets	398	463	418	322	381	373	354	330
Banking fees	610	732	635	580	688	698	569	625
Corporate lending	232	61	111	202	195	216	152	243
Transaction banking	372	381	449	397	424	444	415	412
Corporate	604	442	560	599	619	660	567	655
Other	-	-	-	-	-	-	-	(74)
Total income	2,905	3,316	3,617	2,314	2,617	2,795	2,505	2,151
Credit impairment charges	(187)	(596)	(724)	(30)	(31)	(44)	(52)	(35)
Net operating income	2,718	2,720	2,893	2,284	2,586	2,751	2,453	2,116
Operating costs	(1,716)	(1,680)	(1,690)	(1,691)	(1,712)	(1,860)	(1,619)	(1,835)
UK bank levy	-	-	-	(156)	-	-	-	(188)
Operating expenses	(1,716)	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)
Litigation and conduct	(3)	(3)	-	(79)	(4)	(7)	(19)	(23)
Total operating expenses	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)
Other net income	1	3	-	1	12	3	12	15
Profit before tax	1,000	1,040	1,203	359	882	887	827	85
Attributable profit/(loss)	627	694	820	193	609	596	582	(84)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	96.8	104.9	128.2	92.0	95.8	92.1	90.6	86.4
Trading portfolio assets	122.2	109.3	101.5	113.3	119.3	119.9	117.2	104.0
Derivative financial instruments assets	295.9	306.7	341.4	228.8	286.0	243.7	217.3	222.1
Financial assets at fair value through the income statement	177.9	153.7	187.8	127.7	157.3	154.1	152.9	144.2
Cash collateral and settlement balances	121.0	129.7	152.2	78.5	111.6	100.4	96.9	73.4
Other assets	228.9	205.5	171.4	155.3	171.5	168.1	163.2	160.4
Total assets	1,042.7	1,009.8	1,082.5	795.6	941.5	878.3	838.1	790.5
Deposits at amortised cost	195.6	173.9	198.4	146.2	152.1	145.4	151.4	136.3
Derivative financial instrument liabilities	293.2	307.6	338.7	228.9	283.2	242.9	213.5	219.6
Risk weighted assets	193.3	198.3	201.7	171.5	184.9	175.9	176.6	170.9

Performance measures
Return on average allocated tangible equity	9.5%	9.6%	12.5%	3.0%	9.1%	9.2%	9.3%	(1.3%)
Average allocated tangible equity (£bn)	26.4	29.0	26.2	25.8	26.9	25.8	25.1	26.0
Cost: income ratio	59%	51%	47%	83%	66%	67%	65%	95%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,003	1,043	1,203	438	886	894	846	108
Attributable profit/(loss)	629	696	820	251	614	601	598	(57)
Return on average allocated tangible equity	9.5%	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%	(0.9%)
Cost: income ratio	59%	51%	47%	80%	65%	67%	65%	94%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	518	513	663	717	720	720	665	664
Net fee, commission, trading and other income	358	181	364	421	413	388	400	406
Total income	876	694	1,027	1,138	1,133	1,108	1,065	1,070
Credit impairment charges	(183)	(414)	(885)	(299)	(321)	(203)	(193)	(319)
Net operating income	693	280	142	839	812	905	872	751
Operating costs	(511)	(506)	(529)	(549)	(570)	(575)	(587)	(606)
UK bank levy	-	-	-	(18)	-	-	-	(22)
Operating expenses	(511)	(506)	(529)	(567)	(570)	(575)	(587)	(628)
Litigation and conduct	(25)	(8)	-	(7)	4	(4)	-	(10)
Total operating expenses	(536)	(514)	(529)	(574)	(566)	(579)	(587)	(638)
Other net income	8	1	6	16	9	10	6	17
Profit/(loss) before tax	165	(233)	(381)	281	255	336	291	130
Attributable profit/(loss)	155	(226)	(291)	204	190	236	206	63

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	31.2	33.2	38.8	40.8	42.3	42.7	40.3	40.8
Total assets	65.2	66.0	70.7	65.8	68.1	73.1	80.9	71.6
Deposits at amortised cost	66.8	67.3	64.9	63.8	65.5	66.6	64.1	60.9
Risk weighted assets	31.4	32.9	36.2	37.7	38.2	38.9	39.5	39.8

Performance measures
Return on average allocated tangible equity	14.7%	(20.2%)	(23.5%)	15.9%	14.2%	17.8%	15.4%	4.8%
Average allocated tangible equity (£bn)	4.2	4.5	5.0	5.1	5.3	5.3	5.4	5.3
Cost: income ratio	61%	74%	52%	50%	50%	52%	55%	60%
Loan loss rate (bps)	211	455	846	273	283	180	182	290

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	190	(225)	(381)	288	251	340	291	140
Attributable profit/(loss)	174	(220)	(291)	210	187	239	206	70
Return on average allocated tangible equity	16.5%	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%	5.4%
Cost: income ratio	58%	73%	52%	50%	50%	52%	55%	59%

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(48)	(180)	(79)	(99)	(117)	(95)	(111)	(201)
Net fee, commission and other income	(79)	41	14	(11)	62	(41)	16	190
Total income	(127)	(139)	(65)	(110)	(55)	(136)	(95)	(11)
Credit impairment (charges)/releases	(5)	(30)	(25)	(4)	(8)	(3)	(12)	7
Net operating expenses	(132)	(169)	(90)	(114)	(63)	(139)	(107)	(4)
Operating costs	(69)	(106)	(11)	(45)	(59)	(44)	(52)	(69)
UK bank levy	-	-	-	(11)	-	-	-	(13)
Operating expenses	(69)	(106)	(11)	(56)	(59)	(44)	(52)	(82)
GMP charge	-	-	-	-	-	-	-	(140)
Litigation and conduct	(23)	(3)	(5)	(23)	(88)	(1)	(39)	(12)
Total operating expenses	(92)	(109)	(16)	(79)	(147)	(45)	(91)	(234)
Other net income/(expenses)	10	(43)	2	3	6	15	(22)	7
Loss before tax	(214)	(321)	(104)	(190)	(204)	(169)	(220)	(231)
Attributable loss	(284)	(255)	(99)	(154)	(184)	(126)	(172)	(234)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.3	21.7	23.6	21.0	22.9	22.4	21.4	21.5
Risk weighted assets	9.8	9.9	10.0	11.0	13.4	28.1	27.0	26.0
Period end allocated tangible equity	7.1	7.4	6.0	5.6	5.5	7.0	4.5	4.9

Performance measures
Average allocated tangible equity (£bn)	7.6	6.4	5.6	5.2	5.8	4.8	4.3	2.9

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(191)	(318)	(99)	(167)	(116)	(168)	(181)	(219)
Attributable loss	(265)	(252)	(103)	(139)	(118)	(124)	(144)	(218)

1	Refer to pages 40 to 49 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Nine months ended 30.09.20			Nine months ended 30.09.19
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,917	199,048	2.63	4,410	189,994	3.10
Barclays International1	2,686	96,799	3.71	2,985	99,862	4.00
Total Barclays UK and Barclays International	6,603	295,847	2.98	7,395	289,856	3.41
Other2	(325)			(332)
Total Barclays Group	6,278			7,063

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 September 2020 was £181bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £1.3bn (Q319 YTD: £1.4bn)
and net structural hedge contributions of £0.9bn (Q319 YTD: £0.4bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.20	£m	£m	%
Barclays UK	1,280	203,089	2.51
Barclays International1	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

Three months ended 30.06.20
Barclays UK	1,225	199,039	2.48
Barclays International1	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80

Three months ended 31.03.20
Barclays UK	1,412	195,204	2.91
Barclays International1	980	100,171	3.93
Total Barclays UK and Barclays International	2,392	295,375	3.26

Three months ended 31.12.19
Barclays UK	1,478	193,610	3.03
Barclays International1	1,036	95,819	4.29
Total Barclays UK and Barclays International	2,514	289,429	3.45

Three months ended 30.09.19
Barclays UK	1,503	192,262	3.10
Barclays International1	1,038	100,589	4.10
Total Barclays UK and Barclays International	2,541	292,851	3.44

1	Barclays International margins include interest earning lending balances within the investment banking business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 September 2020. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 September 2020.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	149,393	25,846	2,704	177,943	329	1,563	1,150	3,042	174,901
Barclays International	16,866	5,366	1,691	23,923	412	1,296	1,275	2,983	20,940
Head Office	4,519	668	871	6,058	8	53	352	413	5,645
Total Barclays Group retail	170,778	31,880	5,266	207,924	749	2,912	2,777	6,438	201,486
Barclays UK	30,540	3,887	1,138	35,565	58	98	143	299	35,266
Barclays International	74,789	31,775	2,422	108,986	129	793	1,002	1,924	107,062
Head Office	595	-	34	629	-	-	33	33	596
Total Barclays Group wholesale1	105,924	35,662	3,594	145,180	187	891	1,178	2,256	142,924
Total loans and advances at amortised cost	276,702	67,542	8,860	353,104	936	3,803	3,955	8,694	344,410
Off-balance sheet loan commitments and financial guarantee contracts2	282,551	65,407	1,500	349,458	138	751	46	935	348,523
Total3	559,253	132,949	10,360	702,562	1,074	4,554	4,001	9,629	692,933

	As at 30.09.20				Period ended 30.09.20
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.0	42.5	1.7		966		73
Barclays International	2.4	24.2	75.4	12.5		1,423		795
Head Office	0.2	7.9	40.4	6.8		60		132
Total Barclays Group retail	0.4	9.1	52.7	3.1		2,449		157
Barclays UK	0.2	2.5	12.6	0.8		174		65
Barclays International	0.2	2.5	41.4	1.8		954		117
Head Office	-	-	97.1	5.2		-		-
Total Barclays Group wholesale1	0.2	2.5	32.8	1.6		1,128		104
Total loans and advances at amortised cost	0.3	5.6	44.6	2.5		3,577		135
Off-balance sheet loan commitments and financial guarantee contracts2	-	1.1	3.1	0.3		627
Other financial assets subject to impairment3						142
Total4	0.2	3.4	38.6	1.4		4,346

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £701m of balances reported as wholesale loans on page 25 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £8.6bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £197.8bn and impairment allowance of £161m. This comprises £13m ECL on £192.1bn stage 1 assets, £38m on £5.6bn stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement balances and £110m on £112m stage 3 other assets.

4
Q320 YTD loan impairment charge represents nine months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for Q320 YTD is 164bps after applying the total impairment charge of £4,346m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	143,097	23,198	2,446	168,741	198	1,277	974	2,449	166,292
Barclays International	27,886	4,026	1,875	33,787	352	774	1,359	2,485	31,302
Head Office	4,803	500	826	6,129	5	36	305	346	5,783
Total Barclays Group retail	175,786	27,724	5,147	208,657	555	2,087	2,638	5,280	203,377
Barclays UK	27,891	2,397	1,124	31,412	16	38	108	162	31,250
Barclays International	92,615	8,113	1,615	102,343	136	248	447	831	101,512
Head Office	2,974	-	37	3,011	-	-	35	35	2,976
Total Barclays Group wholesale1	123,480	10,510	2,776	136,766	152	286	590	1,028	135,738
Total loans and advances at amortised cost	299,266	38,234	7,923	345,423	707	2,373	3,228	6,308	339,115
Off-balance sheet loan commitments and financial guarantee contracts2	321,140	19,185	935	341,260	97	170	55	322	340,938
Total3	620,406	57,419	8,858	686,683	804	2,543	3,283	6,630	680,053

	As at 31.12.19				Year ended 31.12.19
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	39.8	1.5		661		39
Barclays International	1.3	19.2	72.5	7.4		999		296
Head Office	0.1	7.2	36.9	5.6		27		44
Total Barclays Group retail	0.3	7.5	51.3	2.5		1,687		81
Barclays UK	0.1	1.6	9.6	0.5		33		11
Barclays International	0.1	3.1	27.7	0.8		113		11
Head Office	-	-	94.6	1.2		-		-
Total Barclays Group wholesale1	0.1	2.7	21.3	0.8		146		11
Total loans and advances at amortised cost	0.2	6.2	40.7	1.8		1,833		53
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.9	5.9	0.1		71
Other financial assets subject to impairment3						8
Total4	0.1	4.4	37.1	1.0		1,912

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £6,434m of balances reported as wholesale loans on page 25 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £17.7bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn and impairment allowance of £24m. This comprises £12m ECL on £148.5bn stage 1 assets, £2m on £0.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £10m on £10m stage 3 other assets.

4	The loan loss rate is 55bps after applying the total impairment charge of £1,912m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.20	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,995	17,262	1,843	969	20,074	2,234	158,303
Credit cards, unsecured loans and other retail lending	33,815	11,005	483	273	11,761	3,344	48,920
Wholesale loans	106,892	31,887	3,275	545	35,707	3,282	145,881
Total	276,702	60,154	5,601	1,787	67,542	8,860	353,104

Impairment allowance
Home loans	20	62	11	12	85	392	497
Credit cards, unsecured loans and other retail lending	754	2,461	164	173	2,798	2,423	5,975
Wholesale loans	162	821	92	7	920	1,140	2,222
Total	936	3,344	267	192	3,803	3,955	8,694

Net exposure
Home loans	135,975	17,200	1,832	957	19,989	1,842	157,806
Credit cards, unsecured loans and other retail lending	33,061	8,544	319	100	8,963	921	42,945
Wholesale loans	106,730	31,066	3,183	538	34,787	2,142	143,659
Total	275,766	56,810	5,334	1,595	63,739	4,905	344,410

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.6	1.2	0.4	17.5	0.3
Credit cards, unsecured loans and other retail lending	2.2	22.4	34.0	63.4	23.8	72.5	12.2
Wholesale loans	0.2	2.6	2.8	1.3	2.6	34.7	1.5
Total	0.3	5.6	4.8	10.7	5.6	44.6	2.5

As at 31.12.19
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,713	14,733	1,585	725	17,043	2,155	154,911
Credit cards, unsecured loans and other retail lending	46,012	9,759	496	504	10,759	3,409	60,180
Wholesale loans	117,541	9,374	374	684	10,432	2,359	130,332
Total	299,266	33,866	2,455	1,913	38,234	7,923	345,423

Impairment allowance
Home loans	22	37	14	13	64	346	432
Credit cards, unsecured loans and other retail lending	542	1,597	159	251	2,007	2,335	4,884
Wholesale loans	143	284	9	9	302	547	992
Total	707	1,918	182	273	2,373	3,228	6,308

Net exposure
Home loans	135,691	14,696	1,571	712	16,979	1,809	154,479
Credit cards, unsecured loans and other retail lending	45,470	8,162	337	253	8,752	1,074	55,296
Wholesale loans	117,398	9,090	365	675	10,130	1,812	129,340
Total	298,559	31,948	2,273	1,640	35,861	4,695	339,115

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	16.1	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.4	32.1	49.8	18.7	68.5	8.1
Wholesale loans	0.1	3.0	2.4	1.3	2.9	23.2	0.8
Total	0.2	5.7	7.4	14.3	6.2	40.7	1.8

The number of customers who remain on payment holidays granted in response to the pandemic continues to fall. Across the Group’s material portfolios as at 30 September 2020, c.£4.4bn of UK mortgage, c.£0.1bn of UK credit card and c.£0.1bn of US credit card lending remained on payment holidays.

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were reviewed and updated in September 2020 with the Baseline scenario reflecting the latest consensus economic forecasts. Changes in the consensus Baseline forecasts since June 2020 include a more prolonged period of high unemployment in the UK but faster reduction in US unemployment levels in the short term. Economic growth in the UK and the US begins to recover in 2021 in the downside scenarios. In the upside scenarios, the strong rebound in UK and US GDP continues into the end of 2020, following the bounce-back in growth in Q320 and, subsequently, the projections stay above the year on year growth rates seen in the Baseline for a prolonged period of time before finally reverting to the long term run rate. This reflects the assumption of a potential vaccine being available in the first half of 2021 and pent up savings being deployed into a more certain consumer environment to drive significant growth. Scenario weights have been updated to reflect the latest economics.

As a result of government and Barclays support measures put in place to support customers and clients, significant credit deterioration has not yet occurred. This support is causing a timing difference between economic drivers such as GDP and unemployment rates, and the resultant impairment defaults. This is expected to delay the effects of distress and therefore increases uncertainty on the timing of the stress and the realisation of defaults. The Q320 review did not identify any new information to substantiate a change in the level of expected credit losses on non-defaulted positions from that recognised at H120. This has led to the maintenance of coverage levels and staging mix whilst recognising the associated ECL charge on defaults that have arisen in the quarter.

The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures.

The tables below show the key consensus macroeconomic variables used in the Q320 Baseline scenario and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2020	2021	2022	Expected Worst Point
As at 30.09.20%		%	%	%
UK GDP1	(10.3)	6.2	3.3	(59.8)
UK unemployment2	5.5	6.9	6.2	8.1
UK HPI3	0.4	1.5	1.4	(0.9)
UK bank rate	0.2	(0.1)	(0.1)	(0.1)
US GDP1	(4.4)	3.8	3.0	(32.9)
US unemployment4	8.4	6.9	5.6	13.0
US HPI5	1.8	1.8	2.9	0.7
US federal funds rate	0.5	0.3	0.3	0.1

As at 30.06.20
UK GDP1	(8.7)	6.1	2.9	(51.4)
UK unemployment2	6.6	6.5	4.4	8.0
UK HPI3	0.6	2.0	-	(1.5)
UK bank rate	0.2	0.1	0.1	0.1
US GDP1	(4.2)	4.4	(0.3)	(30.4)
US unemployment4	9.3	7.6	5.5	13.4
US HPI5	1.1	1.8	(0.8)	(1.9)
US federal funds rate	0.5	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year; expected worst point is the minimum seasonally adjusted quarterly annualised rate.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA house price index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.20
Scenario probability weighting	20.1	21.6	23.5	19.2	15.6
As at 30.06.20
Scenario probability weighting	20.3	22.4	25.4	17.5	14.4
As at 31.12.19
Scenario probability weighting	10.1	23.1	40.8	22.7	3.3

Treasury and Capital Risk

Composition of the Group liquidity pool
	As at 30.09.20				As at 31.12.19
	Liquidity pool	Liquidity pool of which CRR LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	248	243	-	-	153

Government bonds2
AAA to AA-	32	-	31	1	31
A+ to A-	18	-	11	7	2
BBB+ to BBB-	2	-	2	-	3
Total government bonds	52	-	44	8	36

Other
Government guaranteed issuers, PSEs and GSEs	10	-	8	1	9
International organisations and MDBs	8	-	8	-	7
Covered bonds	8	-	6	2	6
Other	1	-	-	-	-
Total other	27	-	22	3	22

Total as at 30 September 2020	327	243	66	11	211
Total as at 31 December 2019	211	150	50	3

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2019: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 77% (December 2019: over 67%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool increased to £327bn as at 30 September 2020 (December 2019: £211bn) driven by a 19% growth in customer deposit and actions to maintain a prudent funding and liquidity position in the current environment. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Capital

The Group’s Overall Capital Requirement for CET1 is 11.3% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.8% Pillar 2A requirement and a 0.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 5.0% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.8% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

On 27 June 2019, CRR II came into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules.

On 27 June 2020, CRR was further amended to accelerate specific CRR II measures and implement a new IFRS 9 transitional relief calculation. Previously due to be implemented in June 2021, the accelerated measures primarily relate to the CRR leverage calculation to include additional settlement netting and limited changes to the calculation of RWAs. For UK leverage calculations, the PRA early adopted the CRR II settlement netting measure in April 2020.

The IFRS 9 transitional arrangements have been extended by two years and a new modified calculation has been introduced. 100% relief will be applied to increases in stage 1 and stage 2 provisions from 1 January 2020 throughout 2020 and 2021; 75% in 2022; 50% in 2023; 25% in 2024 with no relief applied from 2025. The phasing out of transitional relief on the “day 1” impact of IFRS 9 as well as increases in stage 1 and stage 2 provisions between 1 January 2018 and 31 December 2019 under the modified calculation remain unchanged and continue to be subject to 70% transitional relief throughout 2020; 50% for 2021; 25% for 2022 and with no relief applied from 2023.

On 22 April 2020, the regulatory technical standards on prudent valuation were amended to include an increase to diversification factors applied to certain additional valuation adjustments. The amendments will also impact own funds and will apply until 31 December 2020 inclusive.

The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1,2,3	As at	As at	As at
	30.09.20	30.06.20	31.12.19
CET1	14.6%	14.2%	13.8%
Tier 1 (T1)	18.7%	17.8%	17.7%
Total regulatory capital	22.5%	21.7%	21.6%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,816	68,304	64,429
Less: other equity instruments (recognised as AT1 capital)	(12,012)	(10,871)	(10,871)
Adjustment to retained earnings for foreseeable dividends	(65)	(44)	(1,096)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,241)	(1,517)	(1,746)
Goodwill and intangible assets	(8,154)	(8,154)	(8,109)
Deferred tax assets that rely on future profitability excluding temporary differences	(422)	(444)	(479)
Fair value reserves related to gains or losses on cash flow hedges	(1,745)	(1,914)	(1,002)
Gains or losses on liabilities at fair value resulting from own credit	717	(233)	260
Defined benefit pension fund assets	(1,785)	(2,094)	(1,594)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	2,512	2,459	1,126
Other regulatory adjustments	(62)	(62)	(55)
CET1 capital	45,509	45,380	40,813

AT1 capital
Capital instruments and related share premium accounts	12,012	10,871	10,871
Qualifying AT1 capital (including minority interests) issued by subsidiaries	622	691	687
Other regulatory adjustments and deductions	(80)	(80)	(130)
AT1 capital	12,554	11,482	11,428

T1 capital	58,063	56,862	52,241

T2 capital
Capital instruments and related share premium accounts	9,451	9,028	7,650
Qualifying T2 capital (including minority interests) issued by subsidiaries	2,516	3,396	3,984
Credit risk adjustments (excess of impairment over expected losses)	36	36	16
Other regulatory adjustments and deductions	(160)	(160)	(250)
Total regulatory capital	69,906	69,162	63,641

Total RWAs	310,727	318,987	295,131

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.9%, with £43.0bn of CET1 capital and £309.8bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 14.6%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Nine months
	ended	ended
	30.09.20	30.09.20
	£m	£m
Opening CET1 capital	45,380	40,813

Profit for the period attributable to equity holders	815	1,937
Own credit relating to derivative liabilities	16	19
Dividends paid and foreseen	(225)	400
Increase in retained regulatory capital generated from earnings	606	2,356

Net impact of share schemes	(268)	20
Fair value through other comprehensive income reserve	173	(205)
Currency translation reserve	(716)	504
Other reserves	(3)	(6)
(Decrease) / increase in other qualifying reserves	(814)	313

Pension remeasurements within reserves	(323)	322
Defined benefit pension fund asset deduction	309	(191)
Net impact of pensions	(14)	131

Additional value adjustments (PVA)	276	505
Goodwill and intangible assets	-	(45)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	22	57
Adjustment under IFRS 9 transitional arrangements	53	1,386
Other regulatory adjustments	-	(7)
Increase in regulatory capital due to adjustments and deductions	351	1,896

Closing CET1 capital	45,509	45,509

CET1 capital increased £4.7bn to £45.5bn (December 2019: £40.8bn).

£1.9bn of capital generated from profits, and a £1.0bn increase due to the cancellation of the full year 2019 dividend were partially offset by £0.6bn of AT1 coupons paid. Other significant movements in the period were:

●	A £0.5bn increase in the currency translation reserve mainly driven by the appreciation of period end USD and EUR against GBP
●	A £0.5bn increase due to a reduction in PVA which includes the temporary increase to diversification factors applied to certain additional valuation adjustments
●
A £1.4bn increase in the IFRS 9 transitional relief after tax, following new impairment charges and the implementation of new regulatory measures which allow for 100% relief on increases in stage 1 and stage 2 impairment throughout 2020 and 2021

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.09.20	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,350	56,373	369	-	-	100	125	-	11,851	76,168
Corporate and Investment Bank	24,800	76,464	11,628	20,645	106	2,545	13,043	22,709	21,388	193,328
Consumer, Cards and Payments	20,597	2,921	168	47	-	35	-	75	7,538	31,381
Barclays International	45,397	79,385	11,796	20,692	106	2,580	13,043	22,784	28,926	224,709
Head Office	3,701	6,022	-	-	-	-	-	-	127	9,850
Barclays Group	56,448	141,780	12,165	20,692	106	2,680	13,168	22,784	40,904	310,727

As at 30.06.20
Barclays UK	7,428	58,048	359	-	-	48	122	-	11,851	77,856
Corporate and Investment Bank	27,032	77,983	11,879	20,472	218	3,871	12,830	22,638	21,387	198,310
Consumer, Cards and Payments	21,901	3,168	157	46	-	27	-	95	7,539	32,933
Barclays International	48,933	81,151	12,036	20,518	218	3,898	12,830	22,733	28,926	231,243
Head Office	3,578	6,183	-	-	-	-	-	-	127	9,888
Barclays Group	59,939	145,382	12,395	20,518	218	3,946	12,952	22,733	40,904	318,987

As at 31.12.19
Barclays UK	5,189	57,455	235	-	-	23	178	-	11,821	74,901
Corporate and Investment Bank	25,749	62,177	12,051	16,875	276	2,470	12,854	17,626	21,475	171,553
Consumer, Cards and Payments	27,209	2,706	92	37	-	11	-	103	7,532	37,690
Barclays International	52,958	64,883	12,143	16,912	276	2,481	12,854	17,729	29,007	209,243
Head Office	5,104	5,754	-	-	-	-	-	-	129	10,987
Barclays Group	63,251	128,092	12,378	16,912	276	2,504	13,032	17,729	40,957	295,131

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.19)	191,343	32,070	30,761	40,957	295,131
Book size	(4,793)	1,963	10,031	(53)	7,148
Acquisitions and disposals	(119)	-	-	-	(119)
Book quality	9,792	1,112	-	-	10,904
Model updates	1,933	(50)	-	-	1,883
Methodology and policy	(1,879)	548	(4,840)	-	(6,171)
Foreign exchange movements1	1,951	-	-	-	1,951
Total RWA movements	6,885	3,573	5,191	(53)	15,596
Closing RWAs (as at 30.09.20)	198,228	35,643	35,952	40,904	310,727

1	Foreign exchange movements do not include foreign exchange for counterparty credit risk or market risk.

Overall RWAs increased £15.6bn mainly driven by:

Credit risk RWAs increased £6.9bn mainly due to:
●	Book size decreased RWAs £4.8bn primarily due to a reduction in lending activities, repayments and lower IEL balances
●	Book quality increased RWAs £9.8bn mainly due to a reduction in credit quality primarily within CIB
●	Model updates increased RWAs £1.9bn primarily due to modelled risk weight recalibrations
●	Methodology and policy decreased RWAs £1.9bn primarily due the application of revised SME discount factors following the early adoption of specific CRR II measures
●	FX increased RWAs £2.0bn due to the appreciation of period end USD against GBP

Counterparty credit risk RWAs increased £3.6bn mainly due to:
●	Book size increased RWAs £2.0bn primarily due to an increase in trading activities across SFTs and derivatives
●	Book quality increased RWAs £1.1bn primarily due to a reduction in credit quality within CIB

Market risk RWAs increased £5.2bn mainly due to:
●	Book size increased RWAs £10.0bn primarily due to an increase in trading activities and higher market volatility
●	Methodology and policy decreased RWAs £4.8bn primarily due to the removal of a Risk Not In VaR (RNIV) and a reduction in pre COVID-19 VaR back testing exceptions

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 30 September 2020. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.8bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s early adoption of CRR II settlement netting.

Leverage ratios1,2	As at 30.09.20	As at 30.06.20	As at 31.12.19
	£m	£m	£m
Average UK leverage ratio	5.1%	4.7%	4.5%
Average T1 capital3	56,690	54,548	51,823
Average UK leverage exposure	1,111,052	1,148,720	1,142,819

UK leverage ratio	5.2%	5.2%	5.1%

CET1 capital	45,509	45,380	40,813
AT1 capital	11,932	10,791	10,741
T1 capital3	57,441	56,171	51,554

UK leverage exposure	1,095,097	1,071,138	1,007,721

UK leverage exposure
Accounting assets
Derivative financial instruments	296,551	307,258	229,236
Derivative cash collateral	67,034	77,063	56,589
Securities financing transactions (SFTs)	178,736	160,015	111,307
Loans and advances and other assets	879,348	840,781	743,097
Total IFRS assets	1,421,669	1,385,117	1,140,229

Regulatory consolidation adjustments	(1,943)	(1,982)	(1,170)

Derivatives adjustments
Derivatives netting	(269,441)	(279,151)	(207,756)
Adjustments to cash collateral	(58,298)	(67,718)	(48,464)
Net written credit protection	15,890	14,442	13,784
Potential future exposure (PFE) on derivatives	122,426	123,468	119,118
Total derivatives adjustments	(189,423)	(208,959)	(123,318)

SFTs adjustments	20,274	21,226	18,339

Regulatory deductions and other adjustments	(18,011)	(18,297)	(11,984)

Weighted off-balance sheet commitments	110,749	108,436	105,289

Qualifying central bank claims	(205,451)	(173,033)	(119,664)

Settlement netting	(42,767)	(41,370)	-

UK leverage exposure2	1,095,097	1,071,138	1,007,721

1
Fully loaded average UK leverage ratio was 4.9%, with £54.2bn of T1 capital and £1,109bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £54.9bn of T1 capital and £1,093bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio increased to 5.1% (December 2019: 4.5%), driven by an increase in T1 capital. The leverage exposure decreased by £32bn to £1,111bn, primarily driven by the PRA’s early adoption of CRR II settlement netting.

The UK leverage ratio increased to 5.2% (December 2019: 5.1%), driven by an increase in T1 capital. The UK leverage exposure increased by £87bn to £1,095bn, primarily driven by an increase in SFTs of £67bn. Loans, advances and other assets increase of £136bn was broadly offset by qualifying central bank claims and the PRA’s early adoption of CRR II settlement netting.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q3 2020, expected to be published on 23 October 2020 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

MREL

CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Eligible liabilities have been calculated reflecting the Group’s interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group is required to meet the higher of: (i) the MREL set by the Bank of England; and (ii) the requirements in CRR II, both of which have RWA and leverage based requirements. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time the Group’s indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Own funds and eligible liabilities ratios1	As at 30.09.20	As at 30.06.20	As at 31.12.19
CET1 capital	14.6%	14.2%	13.8%
AT1 capital instruments and related share premium accounts2	3.8%	3.4%	3.6%
T2 capital instruments and related share premium accounts2	3.0%	2.8%	2.5%
Eligible liabilities	11.3%	12.0%	11.2%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	32.8%	32.4%	31.2%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.2%	0.2%
Qualifying T2 capital (including minority interests) issued by subsidiaries	0.8%	1.1%	1.3%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	33.8%	33.7%	32.8%

Own funds and eligible liabilities1	£m	£m	£m
CET1 capital	45,509	45,380	40,813
AT1 capital instruments and related share premium accounts2	11,932	10,791	10,741
T2 capital instruments and related share premium accounts2	9,327	8,904	7,416
Eligible liabilities	35,209	38,308	33,025
Total Barclays PLC (the Parent company) own funds and eligible liabilities	101,977	103,383	91,995
Qualifying AT1 capital (including minority interests) issued by subsidiaries	622	691	687
Qualifying T2 capital (including minority interests) issued by subsidiaries	2,516	3,396	3,984
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	105,115	107,470	96,666

Total RWAs1	310,727	318,987	295,131

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2019: £130m), and other T2 credit risk adjustments and deductions of £124m (December 2019: £234m).

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Nine months ended	Nine months ended
	30.09.20	30.09.19
	£m	£m
Total income	16,825	16,331
Credit impairment charges	(4,346)	(1,389)
Net operating income	12,479	14,942
Operating expenses excluding litigation and conduct	(9,954)	(10,051)
Litigation and conduct	(106)	(1,682)
Operating expenses	(10,060)	(11,733)
Other net income	-	51
Profit before tax	2,419	3,260
Tax charge	(441)	(814)
Profit after tax	1,978	2,446

Attributable to:
Equity holders of the parent	1,306	1,780
Other equity instrument holders	631	628
Total equity holders of the parent	1,937	2,408
Non-controlling interests	41	38
Profit after tax	1,978	2,446

Earnings per share	p	p
Basic earnings per ordinary share	7.6	10.4

Condensed consolidated balance sheet
	As at	As at
	30.09.20	31.12.19
Assets	£m	£m
Cash and balances at central banks	240,973	150,258
Cash collateral and settlement balances	125,413	83,256
Loans and advances at amortised cost	344,410	339,115
Reverse repurchase agreements and other similar secured lending	15,436	3,379
Trading portfolio assets	122,741	114,195
Financial assets at fair value through the income statement	182,760	133,086
Derivative financial instruments	296,551	229,236
Financial assets at fair value through other comprehensive income	71,289	65,750
Investments in associates and joint ventures	741	721
Goodwill and intangible assets	8,163	8,119
Current tax assets	630	412
Deferred tax assets	2,929	3,290
Other assets	9,633	9,412
Total assets	1,421,669	1,140,229

Liabilities
Deposits at amortised cost	494,593	415,787
Cash collateral and settlement balances	112,532	67,341
Repurchase agreements and other similar secured borrowing	20,972	14,517
Debt securities in issue	98,688	76,369
Subordinated liabilities	20,259	18,156
Trading portfolio liabilities	51,075	36,916
Financial liabilities designated at fair value	249,322	204,326
Derivative financial instruments	293,446	229,204
Current tax liabilities	454	313
Deferred tax liabilities	-	23
Other liabilities	11,271	11,617
Total liabilities	1,352,612	1,074,569

Equity
Called up share capital and share premium	4,630	4,594
Other reserves	5,349	4,760
Retained earnings	45,825	44,204
Shareholders' equity attributable to ordinary shareholders of the parent	55,804	53,558
Other equity instruments	12,012	10,871
Total equity excluding non-controlling interests	67,816	64,429
Non-controlling interests	1,241	1,231
Total equity	69,057	65,660

Total liabilities and equity	1,421,669	1,140,229

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.20	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	-	631	-	1,306	1,937	41	1,978
Retirement benefit remeasurements	-	-	-	322	322	-	322
Other	-	-	604	(7)	597	-	597
Total comprehensive income for the period	-	631	604	1,621	2,856	41	2,897
Equity settled share schemes	36	-	-	338	374	-	374
Issue and exchange of other equity instruments	-	1,142	-	-	1,142	-	1,142
Other equity instruments coupons paid	-	(631)	-	-	(631)	-	(631)
Vesting of shares under employee share schemes	-	-	(15)	(339)	(354)	-	(354)
Dividends paid	-	-	-	-	-	(40)	(40)
Other movements	-	(1)	-	1	-	9	9
Balance as at 30 September 2020	4,630	12,012	5,349	45,825	67,816	1,241	69,057

Three months ended 30.09.20
Balance as at 1 July 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541
Profit after tax	-	204	-	611	815	4	819
Retirement benefit remeasurements	-	-	-	(323)	(323)	-	(323)
Other	-	-	(1,646)	(1)	(1,647)	-	(1,647)
Total comprehensive income for the period	-	204	(1,646)	287	(1,155)	4	(1,151)
Equity settled share schemes	10	-	-	(265)	(255)	-	(255)
Issue and exchange of other equity instruments	-	1,142	-	-	1,142	-	1,142
Other equity instruments coupons paid	-	(204)	-	-	(204)	-	(204)
Vesting of shares under employee share schemes	-	-	(1)	(12)	(13)	-	(13)
Dividends paid	-	-	-	-	-	(3)	(3)
Other movements	-	(1)	-	(2)	(3)	3	-
Balance as at 30 September 2020	4,630	12,012	5,349	45,825	67,816	1,241	69,057

	As at	As at
	30.09.20	31.12.19
Other reserves	£m	£m
Currency translation reserve	3,848	3,344
Fair value through other comprehensive income reserve	(392)	(187)
Cash flow hedging reserve	1,745	1,002
Own credit reserve	(811)	(373)
Other reserves and treasury shares	959	974
Total	5,349	4,760

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 41.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 41.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 23.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 49.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 42 to 49.
Pre-provision profits	Calculated by excluding credit impairment charges from profit before tax. The components of the calculation have been included on pages 42 to 44.
Pre-provision profits excluding litigation and conduct	Calculated by excluding credit impairment charges, and litigation and conduct charges from profit before tax. The components of the calculation have been included on pages 42 to 44.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.20	£m	£bn	%
Barclays UK	165	10.2	2.2
Corporate and Investment Bank	2,141	27.2	10.5
Consumer, Cards and Payments	(362)	4.6	(10.6)
Barclays International	1,779	31.8	7.5
Head Office	(638)	6.5	n/m
Barclays Group	1,306	48.5	3.6

Nine months ended 30.09.19
Barclays UK	(157)	10.4	(2.0)
Corporate and Investment Bank	1,787	25.9	9.2
Consumer, Cards and Payments	632	5.3	15.8
Barclays International	2,419	31.2	10.3
Head Office	(482)	5.0	n/m
Barclays Group	1,780	46.6	5.1

Performance measures excluding litigation and conduct

	Nine months ended 30.09.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,172)	(5,092)	(1,579)	(6,671)	(217)	(10,060)
Impact of litigation and conduct	36	6	33	39	31	106
Operating expenses	(3,136)	(5,086)	(1,546)	(6,632)	(186)	(9,954)

Total income	4,721	9,838	2,597	12,435	(331)	16,825

Cost: income ratio excluding litigation and conduct	66%	52%	60%	53%	n/m	59%

Profit before tax
Profit/(loss) before tax	264	3,243	(449)	2,794	(639)	2,419
Impact of litigation and conduct	36	6	33	39	31	106
Profit/(loss) before tax excluding litigation and conduct	300	3,249	(416)	2,833	(608)	2,525

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	165	2,141	(362)	1,779	(638)	1,306
Post-tax impact of litigation and conduct	25	4	25	29	18	72
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	190	2,145	(337)	1,808	(620)	1,378

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.7	27.2	5.2	32.4	10.5	56.6
Average goodwill and intangibles	(3.5)	-	(0.6)	(0.6)	(4.0)	(8.1)
Average tangible shareholders' equity	10.2	27.2	4.6	31.8	6.5	48.5

Return on average tangible shareholders' equity excluding litigation and conduct	2.5%	10.5%	(9.9%)	7.6%	n/m	3.8%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,298

Basic earnings per ordinary share excluding litigation and conduct						8.0p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						2,419
Impact of credit impairment charges						4,346
Profit before tax excluding credit impairment charges						6,765
Impact of litigation and conduct						106
Profit before tax excluding credit impairment charges and litigation and conduct						6,871

	Nine months ended 30.09.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,497)	(5,221)	(1,732)	(6,953)	(283)	(11,733)
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Operating expenses	(2,973)	(5,191)	(1,732)	(6,923)	(155)	(10,051)

Total income	5,394	7,917	3,306	11,223	(286)	16,331

Cost: income ratio excluding litigation and conduct	55%	66%	52%	62%	n/m	62%

Profit before tax
Profit/(loss) before tax	375	2,596	882	3,478	(593)	3,260
Impact of litigation and conduct	1,524	30	-	30	128	1,682
Profit/(loss) before tax excluding litigation and conduct	1,899	2,626	882	3,508	(465)	4,942

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(157)	1,787	632	2,419	(482)	1,780
Post-tax impact of litigation and conduct	1,489	26	-	26	96	1,611
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,332	1,813	632	2,445	(386)	3,391

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.9	6.4	32.3	8.4	54.6
Average goodwill and intangibles	(3.5)	-	(1.1)	(1.1)	(3.4)	(8.0)
Average tangible shareholders' equity	10.4	25.9	5.3	31.2	5.0	46.6

Return on average tangible shareholders' equity excluding litigation and conduct	17.2%	9.3%	15.8%	10.4%	n/m	9.7%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,192

Basic earnings per ordinary share excluding litigation and conduct						19.7p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						3,260
Impact of credit impairment charges						1,389
Profit before tax excluding credit impairment charges						4,649
Impact of litigation and conduct						1,682
Profit before tax excluding credit impairment charges and litigation and conduct						6,331

Barclays Group
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)
Impact of litigation and conduct	76	20	10	167	1,568	53	61	60
Operating expenses	(3,391)	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)	(4,033)

Total income	5,204	5,338	6,283	5,301	5,541	5,538	5,252	5,073

Cost: income ratio excluding litigation and conduct	65%	62%	52%	67%	59%	63%	62%	79%

Profit before tax
Profit before tax	1,147	359	913	1,097	246	1,531	1,483	374
Impact of litigation and conduct	76	20	10	167	1,568	53	61	60
Profit before tax excluding litigation and conduct	1,223	379	923	1,264	1,814	1,584	1,544	434

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	611	90	605	681	(292)	1,034	1,038	(14)
Post-tax impact of litigation and conduct	57	16	(1)	122	1,525	40	46	62
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	668	106	604	803	1,233	1,074	1,084	48

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.4	58.4	55.2	54.5	56.4	54.0	53.2	52.2
Average goodwill and intangibles	(8.1)	(8.2)	(8.2)	(8.1)	(8.0)	(7.8)	(8.0)	(7.9)
Average tangible shareholders' equity	48.3	50.2	47.0	46.4	48.4	46.2	45.2	44.3

Return on average tangible shareholders' equity excluding litigation and conduct	5.5%	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%	0.4%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,298	17,294	17,278	17,200	17,192	17,178	17,111	17,075

Basic earnings per ordinary share excluding litigation and conduct	3.9p	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p	0.3p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,147	359	913	1,097	246	1,531	1,483	374
Impact of credit impairment charges	608	1,623	2,115	523	461	480	448	643
Profit before tax excluding credit impairment charges	1,755	1,982	3,028	1,620	707	2,011	1,931	1,017
Impact of litigation and conduct	76	20	10	167	1,568	53	61	60
Profit before tax excluding credit impairment charges and litigation and conduct	1,831	2,002	3,038	1,787	2,275	2,064	1,992	1,077

Barclays UK
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)
Impact of litigation and conduct	25	6	5	58	1,480	41	3	15
Operating expenses	(1,095)	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)	(1,160)

Total income	1,550	1,467	1,704	1,959	1,846	1,771	1,777	1,863

Cost: income ratio excluding litigation and conduct	71%	69%	60%	54%	52%	58%	56%	62%

Profit before tax
Profit/(loss) before tax	196	(127)	195	647	(687)	477	585	390
Impact of litigation and conduct	25	6	5	58	1,480	41	3	15
Profit/(loss) before tax excluding litigation and conduct	221	(121)	200	705	793	518	588	405

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	113	(123)	175	438	(907)	328	422	241
Post-tax impact of litigation and conduct	17	5	3	43	1,457	30	2	12
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	130	(118)	178	481	550	358	424	253

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.7	13.9	13.7	13.8	13.9	13.8	13.9	13.6
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)
Average allocated tangible equity	10.1	10.3	10.1	10.3	10.4	10.3	10.4	10.1

Return on average allocated tangible equity excluding litigation and conduct	5.2%	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%	10.1%

Barclays International
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)
Impact of litigation and conduct	28	11	-	86	-	11	19	33
Operating expenses	(2,227)	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)

Total income	3,781	4,010	4,644	3,452	3,750	3,903	3,570	3,221

Cost: income ratio excluding litigation and conduct	59%	55%	48%	70%	61%	62%	62%	82%

Profit before tax
Profit before tax	1,165	807	822	640	1,137	1,223	1,118	215
Impact of litigation and conduct	28	11	-	86	-	11	19	33
Profit before tax excluding litigation and conduct	1,193	818	822	726	1,137	1,234	1,137	248

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	782	468	529	397	799	832	788	(21)
Post-tax impact of litigation and conduct	21	8	-	64	2	8	16	34
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	803	476	529	461	801	840	804	13

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.2	34.2	31.9	31.9	33.3	32.1	31.6	32.4
Average goodwill and intangibles	(0.6)	(0.7)	(0.7)	(1.0)	(1.1)	(1.0)	(1.1)	(1.1)
Average allocated tangible equity	30.6	33.5	31.2	30.9	32.2	31.1	30.5	31.3

Return on average allocated tangible equity excluding litigation and conduct	10.5%	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%	0.2%

Corporate and Investment Bank
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)
Impact of litigation and conduct	3	3	-	79	4	7	19	23
Operating expenses	(1,716)	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)

Total income	2,905	3,316	3,617	2,314	2,617	2,795	2,505	2,151

Cost: income ratio excluding litigation and conduct	59%	51%	47%	80%	65%	67%	65%	94%

Profit before tax
Profit before tax	1,000	1,040	1,203	359	882	887	827	85
Impact of litigation and conduct	3	3	-	79	4	7	19	23
Profit before tax excluding litigation and conduct	1,003	1,043	1,203	438	886	894	846	108

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	627	694	820	193	609	596	582	(84)
Post-tax impact of litigation and conduct	2	2	-	58	5	5	16	27
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	629	696	820	251	614	601	598	(57)

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	26.4	29.1	26.2	25.9	26.9	25.8	25.2	26.0
Average goodwill and intangibles	-	(0.1)	-	(0.1)	-	-	(0.1)	-
Average allocated tangible equity	26.4	29.0	26.2	25.8	26.9	25.8	25.1	26.0

Return on average allocated tangible equity excluding litigation and conduct	9.5%	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%	(0.9%)

Consumer, Cards and Payments
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(536)	(514)	(529)	(574)	(566)	(579)	(587)	(638)
Impact of litigation and conduct	25	8	-	7	(4)	4	-	10
Operating expenses	(511)	(506)	(529)	(567)	(570)	(575)	(587)	(628)

Total income	876	694	1,027	1,138	1,133	1,108	1,065	1,070

Cost: income ratio excluding litigation and conduct	58%	73%	52%	50%	50%	52%	55%	59%

Profit before tax
Profit/(loss) before tax	165	(233)	(381)	281	255	336	291	130
Impact of litigation and conduct	25	8	-	7	(4)	4	-	10
Profit/(loss) before tax excluding litigation and conduct	190	(225)	(381)	288	251	340	291	140

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	155	(226)	(291)	204	190	236	206	63
Post-tax impact of litigation and conduct	19	6	-	6	(3)	3	-	7
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	174	(220)	(291)	210	187	239	206	70

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.8	5.1	5.7	6.0	6.4	6.3	6.4	6.4
Average goodwill and intangibles	(0.6)	(0.6)	(0.7)	(0.9)	(1.1)	(1.0)	(1.0)	(1.1)
Average allocated tangible equity	4.2	4.5	5.0	5.1	5.3	5.3	5.4	5.3

Return on average allocated tangible equity excluding litigation and conduct	16.5%	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%	5.4%

Head Office
	Q320	Q220	Q120	Q419	Q319	Q219	Q119	Q418
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(214)	(321)	(104)	(190)	(204)	(169)	(220)	(231)
Impact of litigation and conduct	23	3	5	23	88	1	39	12
Loss before tax excluding litigation and conduct	(191)	(318)	(99)	(167)	(116)	(168)	(181)	(219)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(284)	(255)	(99)	(154)	(184)	(126)	(172)	(234)
Post-tax impact of litigation and conduct	19	3	(4)	15	66	2	28	16
Attributable loss excluding litigation and conduct	(265)	(252)	(103)	(139)	(118)	(124)	(144)	(218)

Tangible net asset value per share	As at	As at	As at
	30.09.20	31.12.19	30.09.19
	£m	£m	£m
Total equity excluding non-controlling interests	67,816	64,429	66,197
Other equity instruments	(12,012)	(10,871)	(10,860)
Goodwill and intangibles	(8,163)	(8,119)	(8,068)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,641	45,439	47,269

	m	m	m
Shares in issue	17,353	17,322	17,269

	p	p	p
Tangible net asset value per share	275	262	274

Shareholder Information

Results timetable1			Date
2020 Full Year Results and Annual Report			25 February 2021

				% Change3
Exchange rates2	30.09.20	30.06.20	30.09.19	30.06.20	30.09.19
Period end - USD/GBP	1.29	1.24	1.23	4%	5%
YTD average - USD/GBP	1.27	1.26	1.27	1%	-
3 month average - USD/GBP	1.29	1.24	1.23	4%	5%
Period end - EUR/GBP	1.10	1.10	1.13	-	(3%)
YTD average - EUR/GBP	1.13	1.14	1.13	(1%)	-
3 month average - EUR/GBP	1.11	1.13	1.11	(2%)	-

Share price data
Barclays PLC (p)	97.61	114.42	150.40
Barclays PLC number of shares (m)	17,353	17,345	17,269

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
J.P.Morgan Chase Bank, N.A
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 866 700 1652 (for the hearing impaired).
J.P.Morgan Chase Bank N.A., Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
J.P.Morgan Chase Bank N.A., Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2020 to the corresponding nine months of 2019 and balance sheet analysis as at 30 September 2020 with comparatives relating to 31 December 2019 and 30 September 2019. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 22 October 2020, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 40 to 49 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the exit by the UK from the European Union (EU) (including the outcome of negotiations concerning the UK’s future trading and security relationship with the EU) and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019 and our 2020 Interim Results Announcement for the six months ended 30 June 2020 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.